June 16, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	State Street Institutional Investment Trust (File No. 333-211614) (the “Registrant”)

Dear Mr. Williamson:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 7, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on May 25, 2016. The Staff’s comments are summarized below, and each is followed by the Registrant’s response. The Registrant intends to print and mail its proxy statement / prospectus shortly after the Registration Statement goes effective on June 24, 2016 pursuant to Rule 488. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please respond in writing and include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations have been included below.

2.	Comment: The N-14 filing includes multiple transactions. We have not repeated comments for each transaction. If a comment is made about disclosure in one location in the filing, please consider if the comment applies to similar disclosure elsewhere in the filing.

Response: The Registrant acknowledges the comment.

3.	Comment: We note that the combined N-14 filing relates to several money market fund mergers between Funds that currently use amortized cost to value their portfolios to issue or redeem shares at a fixed net asset value (“NAV”). Later in your document, you include disclosure about the impact of the 2014 money market fund reforms, including the impact that the October 2016 compliance date will have on the Funds being merged. Currently, the document assumes that the transactions will close before the compliance date. Please tell us your plans for updating the disclosure and revising the deal terms (i.e., price terms) if the transactions are not consummated by the compliance date.

Response: The valuation policies of the Selling Funds and the corresponding Buying Funds are identical. The Registrant notes that two of the Selling Funds involved in the proposed Reorganizations, SSGA Money Market Fund and SSGA Prime Money Market Fund (each a “Prime Fund,” and collectively, the “Prime Funds”), will transition to a floating NAV on or before October 14, 2016 (but no earlier than October 3, 2016) if their Reorganizations are not earlier consummated. The Registrant notes that the Buying Fund involved in these two Reorganizations, State Street Institutional Liquid Reserves Fund, also is scheduled to transition to a floating NAV on the same date. The valuation policies of the Prime Funds and the corresponding Buying Fund will continue to be identical after the conversion to a floating NAV even if the Reorganizations involving the Prime Funds are not consummated prior to that time.

The Registrant notes that the Agreement and Plan of Reorganization contemplates using the valuation policies of the Buying Fund to value the assets of the Selling Fund in each Reorganization. Accordingly, the Registrant believes that no changes to the deal terms are expected to be necessary if a Reorganization is not consummated before a Prime Fund’s transition to a floating NAV, as the valuation policies of the Prime Funds will continue to be identical to those of the corresponding Buying Fund. The timing of the closing of the Reorganizations involving SSGA U.S. Government Money Market Fund and SSGA U.S. Treasury Money Market Fund is not relevant for this comment because those Funds, and their corresponding Buying Funds, are government money market funds that will continue to use amortized cost to value their shares in accordance with Rule 2a-7 after the October compliance date.

In response to this comment, the Registrant will add the following disclosure to sections describing the amortized cost valuation policy:

“The SEC has adopted new requirements for money market funds and has set October 14, 2016 (the “compliance date”) as the compliance date for certain key aspects of these new requirements that affect SSGA Money Market Fund, SSGA Prime Money Market Fund and State Street Institutional Liquid Reserves Fund (each a “Prime Fund”). As a result of these new requirements, the Prime Funds will no longer be permitted to use amortized cost to buy and sell their shares at a fixed NAV per share. Instead, on or before the compliance date, but no earlier than October 3, 2016, each Prime Fund will begin buying and selling its shares using a floating NAV reflecting the current market-based values of its portfolio holdings. Each Prime Fund’s floating NAV will be rounded to four decimal places (e.g., $1.0000), and it will fluctuate. If you are a shareholder of SSGA Money Market Fund or SSGA Prime Money Market Fund and the Reorganization of your Fund is consummated after the transition to a floating NAV, you will receive shares of State Street Institutional Liquid Reserves Fund having the same aggregate value (determined using a per share NAV calculated to four decimal places) as the aggregate value of your Selling Fund shares immediately prior to the Reorganization, calculated by valuing the Selling Fund’s assets using the Buying Fund’s valuation policies and procedures, which are identical to those of the Selling Funds.”

4.	Comment: Under the heading “Where to Get More Information,” we note the filing incorporates by reference certain information about the Selling Funds but not the Buying Funds. Please confirm the information required by item 5 of Form N-14 has been presented directly in the filing for the Buying Fund if it is not incorporated by reference.

Response: The Registrant confirms that the information required by Item 5 of Form N-14 will be presented directly in the combined proxy statement/prospectus with respect to each Buying Fund.

5.	Comment: Under the heading “Section A – Reorganization Proposals,” we note that the disclosure included in the summary appears to repeat information contained in the preceding disclosure. Please consider making revisions to further streamline this disclosure.

Response: The Registrant believes that the brief overview of the proposals in a question answer format, followed by a summary describing the Reorganizations in a narrative format, appropriately organizes and presents the key information that is important to a shareholder’s decision with respect to the proposals, using a level of detail that is not overly long, repetitive or complex. Accordingly, the Registrant declines to make any changes in response to this comment.

6.	Comment: In Section A, under the heading “Fees and Expenses,” we note that the fee and expense tables exclude the one-time costs of the Reorganizations. Please confirm the presentation is consistent with instruction 3(c)(ii) of item 3 to Form N-1A as it relates to extraordinary expenses, or revise the tables as appropriate.

Response: The Registrant notes that the one-time expenses associated with the Reorganizations would not affect the “other expenses” figures disclosed in the proxy statement/prospectus (because such amounts are very small as compared with the sizes of the Funds). The Registrant will revise its disclosure to state the following:

“The fees and expenses below exclude one-time costs of the Reorganizations, which are estimated at $123,011 for SSGA Money Market Fund, $81,713 for SSGA Prime Money Market Fund, $183,198 for SSGA U.S. Government Money Market Fund, $251,900 for SSGA U.S. Treasury Money Market Fund, $294,955 for State Street Institutional Liquid

Reserves Fund, $4,230 for State Street Institutional U.S. Government Money Market Fund, and $5,993 for State Street Institutional Treasury Plus Money Market Fund. If the one-time costs of the Reorganizations had been included in the fee and expense calculations used to generate the tables below, they would have had no effect on the figures shown in the tables.”

7.	Comment: In Section A, under the heading “Fees and Expenses,” if the estimated reorganization costs are expected to impact NAV, please disclose the impact.

Response: No disclosure is being changed in response to this comment. The Registrant expects that the reorganization costs will affect the per share NAVs by less than $0.0001 in each case. See Exhibit A “Costs of the Reorganization” of the proxy statement/prospectus previously filed.

8.	Comment: In Section A, under the heading “Fees and Expenses,” we note your statement that the Selling Funds have contractual fee waivers and/or expense reimbursement agreements in place. Based on your disclosure, it appears that the Buying Funds do not have similar arrangements in place. Please tell us how the absence of these arrangements will affect fees payable by Selling Fund investors going forward.

Response: The Registrant notes that the gross expense ratio of each Buying Fund after the Reorganization is expected to be the same as, or less than, the net expense ratio of the corresponding Selling Fund prior to the Reorganization. In addition, SSGA FM is contractually obligated until April 30, 2017 to waive its management fee and/or reimburse each Buying Fund for expenses to the extent that total expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and any class-specific expenses such as distribution, shareholder servicing, administration, and sub-transfer agency fees, as measured on an annualized basis) exceed 0.07% of each Buying Fund’s average daily net assets on an annual basis. The Registrant notes that the effect of this arrangement is to limit the expenses of each Buying Fund to an amount that does not exceed the amount provided under a similar expense limitation arrangement for the corresponding Selling Fund.

In response to this comment, the following language will be added as a footnote to the “Total annual Fund operating expenses” caption in the fee table for each of State Street Institutional Liquid Reserves Fund and State Street Institutional U.S. Government Money Market Fund:

“The Adviser is contractually obligated until April 30, 2017 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and any class specific expenses such as distribution, shareholder servicing, administration, and sub-transfer agency fees, as measured on an annualized basis) exceed 0.07% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2017 except with approval of the Fund’s Board of Trustees.”

9.	Comment: Under Proposal 1, “Fees and Expenses,” please tell us why the “other expenses” of the Buying Funds are so much higher than those of the Selling Fund.

Response: The other expenses category for the Buying Funds reflects all expenses required to be included in that category, such as custody expenses, transfer agency expenses, non-12b-1 shareholder servicing expenses, expenses for professional services, and other categories of expenses that are not included under other captions in the fee and expense table, and which differ in some way from those of the Selling Funds. The principal difference is a difference in shareholder servicing. As noted in the proxy statement/prospectus, these amounts are estimated for the current fiscal year. The Registrant notes that the pro forma combined gross expense ratio of each Buying Fund is expected to be the same as or less than the total expense ratio, after fee waivers and expense reimbursements, of the corresponding Selling Fund.

10.	Comment: Footnote 3 to the fee and expense table for each Proposal indicates that the Selling Funds have potential recoupment obligations to the adviser of approximately $73 million. Given the amounts involved, the potential negative impact to the Buying Funds’ shareholders and the likelihood that the Buying Fund would be better positioned to make the recoupment, please confirm whether the recoupment obligations will terminate in connection with the transactions. If they will not terminate, please provide a detailed legal analysis supporting the position that the obligation should be imposed on Buying Fund shareholders and confirming that your disclosure about the obligation is appropriate particularly with respect to how the Board considered it.

Response: SSGA FM has agreed to waive its right to be reimbursed by the Selling Fund for the Voluntary Reduction in each case where a Reorganization is consummated. Accordingly, the following sentence will be added to each footnote of a Selling Fund where the recoupment obligations are mentioned:

“The Adviser has agreed to waive its right to be reimbursed for the Voluntary Reduction incurred by the Fund if the Reorganization involving the Fund is consummated.”

11.	Comment: In “Proposal 1, Comparison of Objectives, Strategies, Risks and Performance. Reorganization of SSGA Money Market Fund into State Street Institutional Liquid Reserves Fund,” we note you refer investors to Exhibit C for information regarding differences in shareholder rights between the Selling Funds and the Buying Funds. If these differences are material, please highlight them in the section that contains the cross-reference to Exhibit C.

Response: In response to this comment, the Registrant will add the disclosure contained in Appendix A to this letter as a new subsection entitled “Summary of Differences Between Declarations of Trust” in the section entitled “Additional Information About Each Reorganization.” In addition, the Registrant will revise the following disclosure in the summary section of each proposal as follows:

•	“Are structured as series of an open-end management investment company. Each Fund is organized as a series of a Massachusetts business trust. Please see “Summary of Differences Between Declarations of Trust” in the section entitled “Additional Information About Each Reorganization” and Exhibit C to this proxy statement/prospectus for more information regarding the differences between the rights of shareholders of the Selling Fund and the rights of shareholders of the Buying Fund.”

12.	Comment: Item 3(b) of Form N-14 requires a comparison of the Buying Fund and Selling Fund that highlights the differences between the investment strategies, policies and risks of the Funds. Currently, in the “Comparison of Objectives, Strategies, Risks and Performance” sections, information is presented side-by-side but the disclosure does not apprise investors of any material differences between the Funds as it relates to investment policies or investment types. Please revise the disclosure to highlight any material differences to the extent applicable.

Response: The Registrant believes that the narrative disclosure above the side-by-side comparisons under the headings “Comparison of Investment Objectives” and “Comparison of Principal Investment Strategies” and below the side-by-side comparisons under the headings “Comparison of Additional Non-Fundamental Investment Policies” and “Comparison of Principal Risks” appropriately describes the important differences between the investment objectives, principal investment strategies, investment policies and principal risks of the Funds. Accordingly, the Registrant will not revise disclosure in response to this comment.

13.	Comment: In each of the performance disclosure sections, consider revising the heading “Administration Class Share Performance” to be “Pro Forma Administration Class Share Performance” (or something similar) to take into account that Administration Class shares do not have actual performance.

Response: The requested change will be made.

14.	Comment: Under the section entitled “Additional Information About Each Reorganization,” in the lead paragraph of the subsection entitled “Terms of Each Reorganization,” please revise the phrase “the following is a summary of certain terms of the Agreement” to say “the following is a summary of material terms of the Agreement.”

Response: The Registrant notes that immediately following the subsection in question, there is a summary of other aspects of the Agreement that are also important (such as closing conditions and tax information). Accordingly, the Registrant believes that the above-referenced disclosure is appropriate.

15.	Comment: In the section entitled “Additional Information About Each Reorganization,” under the subsection entitled “Conditions to Closing Each Reorganization,” we note the statement that the Selling Fund will distribute all of its net investment income and net realized capital gains to shareholders prior to closing. If material, estimate the dollar amounts of these payments and the tax implications.

Response: The Registrant notes that because the Funds are money market funds and declare dividends of net investment income daily, the amounts of these payments and the related tax implications are expected to be very small on a relative basis. Accordingly, no changes to the disclosure have been made.

16.	Comment: In the section entitled “Additional Information About Each Reorganization,” under the subsection entitled “Tax Status of the Reorganization,” we note the statement that a Fund’s ability to use capital losses carryforwards to offset future gains may be limited as a result of the Reorganization. Please disclose the estimated amount of capital loss carryforwards that will be lost or that may be limited as a result of the Reorganizations.

Response: The Registrant currently anticipates that no meaningful loss limitations will be applicable to capital loss carryforwards. Accordingly, no changes to the disclosure have been made.

17.	Comment: In the section entitled “Additional Information About Each Reorganization,” in paragraph 11 of the subsection entitled “Reasons for the Proposed Reorganizations and Board Deliberations,” we note that the Board considered that the Buying Fund’s advisory agreement had a gross negligence standard while the Selling Fund’s advisory agreement had a negligence standard. Please revise the disclosure to further explain the difference to investors and to address how the Board considered the factor.

Response: In response to this comment, the Registrant will revise the disclosure under the heading “Additional Details about Certain Factors” as follows:

“The Board considered the contractual arrangements between the Funds and their service providers and determined that they were generally similar. In this regard they considered that the Investment Advisory Agreement of the Buying Fund limits SSGA FM’s liability to cases where its activity has constituted gross negligence, while the Investment Advisory Agreement of the Selling Fund limits SSGA FM’s liability to cases where its activity has constituted simple negligence. This means SSGA FM may not be liable for a breach of the advisory agreement of a Buying Fund for certain activities that could be a breach of the negligence standard contained in the advisory agreement of the corresponding Selling Fund. The Board determined that, in the context of the other advantages of the transaction to shareholders of the Selling Fund and in light of the fact that each of the Selling Fund and the Buying Fund is a regulated money market fund, the Reorganization would be in the best interests of the Selling Fund’s shareholders notwithstanding that difference.”

18.	Comment: In the section entitled “Additional Information About Each Reorganization,” in the subsection entitled, “Reasons for the Proposed Reorganizations and Board Deliberations,” we note your statement under economies of scale that the Board also considered the potential benefits of the transactions to SSGA FM and whether the benefits are shared. Please expand the disclosure to address potential benefits to SSGA FM and explain whether and how benefits are being shared with Fund shareholders.

Response: The Registrant notes that the above-referenced section states that the Reorganizations are expected to streamline the management and administrative functions performed by SSGA FM and its affiliates, which may benefit SSGA FM by reducing management complexity and overhead costs to some degree. That section also states that the Funds anticipate that the Reorganizations are intended to enhance the Funds’ prospects for attracting additional assets by combining different offerings with similar investment programs into singular offerings of a particular strategy, which may lead to a more concentrated selling effort. In addition, the anticipated positive affects of the Reorganizations on expense ratios of the Selling Funds are disclosed and, as described above, SSGA FM will no longer be able to recoup the Selling Funds’ Voluntary Reduction after the Reorganizations. The Registrant believes that these statements adequately describe the benefits of the Reorganizations to SSGA FM and the extent to which they will be shared with Fund shareholders. Accordingly, no changes to the disclosure have been made.

19.	Comment: In “Section B – Proxy Voting and Shareholder Meeting Information,” under the heading “Quorum and Methods of Tabulation,” we note the disclosure about abstentions and broker non-votes and that, in certain circumstances, a Selling Fund may request that brokers and nominees, in their discretion, withhold submission of broker non-votes. Please provide an analysis of why that practice is appropriate.

Response: The Registrant believes that the above-referenced disclosure is helpful because it describes certain actions the Funds may take to promote the efficient resolution of the proxy solicitation process. The Registrant is unaware of any authority that is inconsistent with this disclosure. As noted in the proxy statement/prospectus, the determination of whether to withhold broker non-votes is in the discretion of the broker. The Registrant notes, moreover, that since there are no routine matters on the agenda for the Joint Special Meeting of Shareholders, the Funds do not anticipate that broker non-votes will be received for this Meeting. Accordingly, no changes to the disclosure have been made.

20.	Comment: In “Section B – Proxy Voting and Shareholder Meeting Information,” under the heading “Simultaneous Meetings,” we note the disclosure that each meeting will be held simultaneously and that if a shareholder objects, they may move to adjourn. This practice appears likely to prevent some shareholders from representing themselves at one or more meetings. Please tell us why you are holding simultaneous meetings and why you believe it is appropriate.

Response: The Registrant notes that simultaneous meetings will be held in one room with agenda items for each affected Fund being addressed sequentially. Accordingly, no shareholders who attend the Joint Special Meeting of Shareholders will have difficulty representing themselves with respect to their applicable Fund as a result of the meeting format.

21.	Comment: In Exhibit B, under “Investing in State Street Institutional Investment Trust Shares,” we note the reference to information in the fund summary portion of the prospectus. We are unable to locate any section with this title. Please revise the disclosure as appropriate.

Response: In response to this comment, the Registrant will revise the above-referenced disclosure as follows:

“This section of the Prospectus explains the basics of doing business with the State Street Funds. Carefully read each topic. ~~The policies set forth below regarding the purchase, redemption and exchange of State Street Fund shares are in addition to the “Purchase and Sale of Fund Shares” section contained in the “Fund Summary” portion of this Prospectus.~~ The State Street Funds reserve the right to change the following policies, without notice to shareholders; except that any modification or termination of the exchange privileges set forth herein will be preceded by 60 days’ advance notice to shareholders.”

22.	Comment: Please explain the practical impact of Article III Section 7 of the Buying Funds’ Declaration of Trust. In this respect, please advise us what actions under the federal securities laws are and are not impacted and how this provision is consistent with the anti-waiver language contained in the federal securities laws. Also, we note that the change is likely to materially and negatively impact Selling Fund shareholders. Please make this disclosure more prominent.

Response: The Registrant notes that in cases where shareholders have non-waivable rights to bring direct actions under the federal securities laws, the anti-waiver provisions of the federal securities laws would limit the application of this Declaration of Trust provision. That limitation would be effective without action by the Trust or the Trustees. As to the effect of this provision generally, the following disclosure will be added in response to this comment:

“The Declaration of Trust of the Buying Funds states that shareholders must obtain authorization from the Trustees to bring a direct action or claim for monetary damages against the Trust or the Trustees and sets forth the procedures for obtaining authorization to bring a direct action or claim and the procedures to be followed by the Trustees in considering such request. The Declaration of Trust of the Selling Funds does not contain a similar provision. As a result, the Declaration of Trust of the Buying Funds limits the ability of a shareholder to bring a direct action or claim against the Trust or the Trustees in cases where the Declaration of Trust of the Selling Funds would not.”

23.	Comment: Regarding the proxy card, please note Rule 14a-4(b)(1) of the proxy rules contains requirements with respect to the conferral of discretionary authority as to matters for which a choice is not specified on the proxy card. Please revise the proxy card if necessary.

Response: The Registrant will revise the disclosure in the proxy cards to include the language required by the rule to be in bold type. The proxy cards will read as follows:

“The undersigned hereby appoints … as proxies of the undersigned, to represent the undersigned, and to vote, as designated on the reverse side of this proxy card, at the above-stated Special Meeting and at any and all adjournments and postponements thereof, all shares of the Fund that the undersigned is entitled to vote at the Special Meeting, and at any and all adjournments and postponements thereof, on the matter listed on the reverse side of this proxy card and in their discretion on any other matter which may come before the Special Meeting, and at any and all adjournments and postponements thereof. In a case where the undersigned fails to designate a choice on the matter listed on the reverse side of this proxy card, the proxies will vote the proxies in favor of the matters at the Special Meeting, and at any and all adjournments and postponements thereof.”

24.	Comment: In the Statement of Additional Information (“SAI”), under “Table 5 – Estimated Reorganization Costs, Combined Fund Net Assets and Pro Forma Increases or Decreases in Expenses,” in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganization,” the disclosure indicates that management fees will decrease while 12b-1 fees will increase. The fee and expense table suggests that the 12b-1 fees should decrease. Please explain why Table 5 shows these fees increasing – in some cases substantially so.

Response: The disclosure in the “Narrative Description of the Pro Forma Effects of the Reorganization” section of the SAI will be restated as shown in Appendix B to this letter, which shows reductions in advisory fees and 12b-1 fees consistent with the fee and expense tables.

25.	Comment: We note that the SAI discloses administration fees paid to SSGA FM but not advisory fees. Please review the requirements of Item 19(a)(3) of Form N-1A and revise the disclosure or advise us why the disclosure is not being changed.

Response: The Registrant notes that the Buying Funds’ SAI discloses that each of the Buying Funds currently invests all of its assets in a related Portfolio that has the same investment objectives and substantially the same investment policies as the relevant Buying Fund. As long as the Buying Fund remains completely invested in its related Portfolio, SSGA FM is not entitled to receive any investment advisory fee with respect to the Fund. The Registrant notes that each Portfolio charges the corresponding Buying Fund a management fee, the rate of which is disclosed in the Buying Funds’ SAI. In addition, the Portfolios’ SAI discloses the aggregate advisory fee for the last three fiscal years for each Portfolio in which the Buying Funds invest. Accordingly, the Registrant believes the current disclosure adequately responds to the requirements of Item 19(a)(3) of Form N-1A.

26.	Comment: With respect to the capitalization tables on page 44, one of the footnotes states that the pro forma figures in the table reflect the effect of estimated reorganization costs. Please add a row to each table that shows the amounts of these adjustments in both dollars and shares.

Response: The requested change will be made.

27.	Comment: Please provide a NAST analysis supporting the determination of the Buying Fund as the accounting survivor in each case.

Response: The requested analysis was delivered to the Staff under separate cover on June 15, 2016.

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann

Appendix A

Summary of Differences Between Declarations of Trust

Each of the Buying Funds is a series of the State Street Institutional Investment Trust (“SSIIT” or the “Trust” within context), and each of the Selling Funds is a series of SSGA Funds (“SSGA Funds” or the “Trust” within context), both of which are Massachusetts business trusts. The principal governing document of a Massachusetts business trust is typically its declaration of trust. The declaration of trust sets out, among other things, the rights and obligations of the trust’s shareholders and of its trustees and officers, and prescribes to a large extent the manner in which the trust, and its constituent series, or funds, will be operated. SSIIT, SSGA Funds, and each of the Funds operate under an Agreement and Declaration of Trust, governed by the laws of The Commonwealth of Massachusetts (respectively, the “Buying Funds Declaration” and the “Selling Funds Declaration”).

Under the Reorganizations described in this combined proxy statement/prospectus, the Selling Funds will merge into the Buying Funds and become subject to the Buying Funds Declaration, which differs from the Selling Funds Declaration in a number of ways. A number of the differences are described below. These and certain additional changes are also shown in the comparison chart set forth in Exhibit C, which compares relevant provisions of the Buying Funds Declaration with corresponding provisions of the Selling Funds Declaration.

Some of the more significant differences, which in some cases reflect a different ability of shareholders to exert a controlling influence over a Fund through voting or other rights, include the following: (i) a lower quorum requirement in the Buying Funds Declaration for meetings of shareholders (30% as opposed to 40%); (ii) stronger language in the Buying Funds Declaration that the standard of care applies to all Trustees, without regard to any actual or implied individual expertise or qualifications of any Trustee or any title or special designation (such as audit committee financial expert) a Trustee may hold; (iii) broader circumstances in the Buying Funds Declaration under which Trustees and officers may be indemnified by SSIIT; (iv) differences limiting the ability of shareholders to bring derivative or direct actions; (v) differences that would generally allow the Trustees to authorize a merger or consolidation involving a Fund or sale of a Fund’s assets without shareholder approval under certain circumstances; (vi) differences in provisions related to the ability of shareholders to call shareholder meetings and communicate with other shareholders; and (viii) differences in allowances to amend the Declaration of Trust without a shareholder vote by the Trustees.

Summary of Some Important Differences. A summary of some of the important differences (some of which are noted above) between the Buying Funds Declaration and the Selling Funds Declaration is set forth below.

Shareholder Rights

1. Quorum and Required Vote. The Buying Funds Declaration lowers the threshold requirement for establishing a quorum for the transaction of business at a meeting of shareholders. Under the Selling Funds Declaration, except when a larger quorum is required by law, by the Bylaws or by the Selling Funds Declaration, 40% of the shares of SSGA Funds, a series or a class, as applicable, entitled to vote shall constitute a quorum at a shareholders’ meeting. Under the Buying Funds Declaration, 30% of the shares of SSIIT, a series or a class, as applicable, entitled to vote on a particular matter constitutes a quorum for the transaction of business on that matter at a shareholders’ meeting; provided that the Trustees have discretion to specify a greater percentage to constitute a quorum as to any matter. This difference in the Buying Funds Declaration reflects a potential reduced delay and expense required to ensure that a quorum is present at any meeting, but permits a smaller minority of shareholders to take action on a matter. Unless otherwise required by applicable law, the Buying Funds Declaration or the Bylaws, a majority of the shares voted decides any questions and a plurality elects a Trustee.

The Buying Funds Declaration establishes the vote required to decide certain matters and, in some cases, potentially limits the rights of shareholders of a series or class to vote separately from shareholders of other series or classes of SSIIT. Both the Selling Funds Declaration and Buying Funds Declaration generally provide that a majority of the shares voted shall decide any questions (unless otherwise required by applicable law or the trust’s organizational documents). In addition, the Selling Funds Declaration and Buying Funds Declaration require shares to be voted by individual series or class when required by the 1940 Act or when the Trustees have determined that the matter affects one or more series or classes materially differently, in which case the vote of a majority of the shares of the particular series or class voted on the matter (or a plurality with respect to the election of a Trustee) decides that matter insofar as that series or class is concerned. The Selling Funds Declaration further provides that if a question adversely affects the rights of any series or class of shares, the vote of a majority (or such larger vote as is required as aforesaid) of the shares of such series or class entitled to vote (instead of a majority of the shares voted), voting separately, shall be required to decide such question. The Buying Funds Declaration removes this provision in order to remove any ambiguity in the Selling Funds Declaration and establishes the required vote when shares are voted by individual series or class. As described above, under the Buying Funds Declaration, shareholders retain their right under the Selling Funds Declaration to vote separately by individual series or class on matters that affect such series or classes materially differently.

2. Shareholder Voting Rights. The Buying Funds Declaration modifies certain shareholder voting rights. The Buying Funds Declaration removes shareholders’ right under the Selling Funds Declaration, terminating a class of a series of the trust by vote of at least 66 2⁄3% of the shares of that class of that series. The Buying Funds Declaration retains shareholders’ right under the Selling Funds Declaration to terminate the trust or a series thereof by vote of shareholders. The Buying Funds Declaration expands the authority of the Trustees to amend the declaration of trust without shareholder approval in certain situations, as described under (4) in Exhibit C. In addition, shareholders have a more limited right to approve certain mergers, consolidations or sales of assets, as described under (5) in Exhibit C. As further described under (10) in Exhibit C, the Buying Funds Declaration modifies the procedures under the Selling Funds Declaration governing derivative actions.

3. Shareholder Meetings and Communications. The Selling Funds Declaration provides generally: (i) that the Trustees must promptly call a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee when requested in writing to do so by the holders of not less than 10% of the outstanding shares; and (ii) that if ten or more shareholders who have been such for at least six months and hold shares having a net asset value of at least 1% of the outstanding shares apply to the Trustees in writing stating that they wish to communicate with other shareholders with a view to obtaining signatures to request a meeting for consideration of the removal of any or all of the Trustees, the Trustees will within five business days after receipt of such application either: (1) afford to the applicants access to a list of the names and addresses of all shareholders as recorded on the books of the Trust; or (2) inform the applicants as to the approximate number of shareholders of record, and the approximate cost of transmitting to them the proposed communication and form of request. The Buying Funds Declaration does not contain similar provisions to those described above and so may be seen to limit the ability of its shareholders to call meetings of shareholders without the consent of the Trustees or to communicate with other shareholders. Nonetheless, under federal securities laws, when SSIIT has made or intends to make a proxy solicitation in connection with a shareholder meeting, shareholders entitled to vote at the meeting continue to have the right to request certain information regarding a Fund’s security holders from SSIIT. In addition, in connection with any meeting of shareholders held by SSIIT, eligible shareholders who follow certain prescribed procedures may submit proposals for inclusion in SSIIT’s proxy statement and form of proxy. Under specific circumstances, SSIIT is permitted to exclude a shareholder’s proposal, but only after submitting its reasons to the SEC.

The Buying Funds Declaration also provides that notice of a meeting need not be given to a shareholder who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

4. Declaration of Trust Amendment Procedure. Under the Buying Funds Declaration, the Trustees generally have the authority to amend the declaration of trust without shareholder approval except when such amendment would affect shareholders’ right to vote granted in Article V, Section 1 of the Buying Funds Declaration,1 and any amendment that is

[1]	Under the Buying Funds Declaration, shareholders have the power to vote for the election or removal of Trustees, with respect to certain amendments to the Buying Funds Declaration or with respect to the termination of the Trust, or any series or class thereof, unless the Trustees exercise their right to terminate the Trust, or a particular series or class, without shareholder approval upon written notice to the affected shareholders, and with respect to such additional matters relating to the Trust as may be required by law, the Buying Funds Declaration, the Bylaws or any registration of the Trust with the SEC (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. The Buying Funds Declaration and the Selling Funds Declaration differ in certain shareholder voting rights, as described under (2) above.

required by law to be approved by shareholders and subject to the further limitations set forth in Exhibit C. The proposed changes expand, to a certain extent, the Trustees’ current authority to amend the declaration of trust without obtaining a shareholder vote. As a result, under the Buying Funds Declaration shareholders have less control over certain possible future amendments to the SSIIT’s organizational document. Under the Selling Funds Declaration, the Trustees have the authority to amend the declaration of trust without shareholder approval in certain limited circumstances, including to add to, delete, replace or otherwise modify any provisions relating to SSGA Fund’s shares in order to comply with applicable law or designate and establish series or classes of shares. These provisions are designed to give the Trustees more authority to react to future contingencies, changes to applicable law or other changes, and to take action without causing the SSGA Funds to incur the time and expense of soliciting shareholder approval. The Buying Funds Declaration makes clear that no amendment that impairs the exemption from personal liability of shareholders, former shareholders, Trustees or former Trustees, permits assessments upon shareholders of SSIIT, or limits rights to indemnification with respect to acts or omissions prior to such amendment is permitted.

Where a shareholder vote is required to approve an amendment of the Buying Funds Declaration, approval requires the affirmative vote of the holders of at least a majority of the shares outstanding and entitled to vote on the matter, except that an amendment which in the determination of the Trustees affects the holders of one or more series or classes of a series of shares, but not the holders of all outstanding series or classes, requires the vote of such series or classes affected and no vote of shareholders of a series or class not affected, as determined by the Trustees, is required. Under the Selling Funds Declaration, where shareholder approval is required to approve an amendment, approval requires the vote of a majority of the shares entitled to vote with respect to such amendment.

Trustee Rights and Powers

5. Merger, Consolidation and Sale of Assets. The Buying Funds Declaration allows the Trustees, under certain circumstances, to authorize a merger, consolidation or sale of assets (including, but not limited to, mergers, consolidations and sales of assets between a series of SSIIT and a series of any other registered investment company) without shareholder approval. Under the Selling Funds Declaration, any merger or consolidation of SSGA Funds must be authorized by shareholder vote, but the Trustees have the authority to combine one or more series or classes of shares of SSIIT into a single series or class of shares of SSIIT without shareholder approval unless otherwise required by applicable law. The Buying Funds Declaration gives the Trustees the authority to transfer all or a substantial portion of SSIIT’s assets to another entity without shareholder approval. In addition, under the Buying Funds Declaration, the Trustees may authorize a merger, consolidation or sale of assets between a series of SSIIT and a series of any other registered investment company without shareholder approval. Any exercise of the Trustees’ increased authority under the Buying Funds Declaration is subject to applicable requirements of the 1940 Act and the rules thereunder and applicable Massachusetts law. For example, Rule 17a-8 under the 1940 Act requires reorganizations involving affiliated funds to be approved by the shareholders of the fund being acquired unless certain conditions are satisfied. Because of this regulatory requirement, some transactions will continue to require shareholder approval. The Buying Funds Declaration expands the Trustees’ ability to rely on Rule 17a-8 to authorize a merger between a series of SSGA Funds and a series of SSIIT without shareholder approval if the rule’s conditions are satisfied. Under the Buying Funds Declaration, shareholders do not have the right to vote under SSIIT’s organizational document on any reorganization that may be effected without a shareholder vote pursuant to rule 17a-8.

With the aim of enhanced efficiency in administering the various funds, the Buying Funds Declaration gives the Trustees added flexibility to make decisions they believe are in the shareholders’ best interests when considering a merger, consolidation or sale of assets of SSIIT or a series thereof without causing the Trust or its series to incur the time and expense of soliciting shareholder approval where, in the Trustees’ judgment, the action is in the best interests of shareholders, unless the law otherwise requires it.

The Buying Funds Declaration, among other things, authorizes the Trustees, under certain circumstances, to approve the reorganization of a series of the Trust with another mutual fund without shareholder approval. Such mergers are permitted under various circumstances pursuant to an existing SEC rule.

6. Shareholder Redemptions and Redemption by Trust. The Buying Funds Declaration establishes that, when a shareholder redeems his shares, he will receive the net asset value thereof, less any applicable redemption or other charges and/or fees fixed by the Trustees. The Selling Funds Declaration does not contain a similar provision relating to the deduction of fees and expenses, although nothing herein is intended to suggest that a different result was intended by the Selling Funds Declaration.

The Selling Funds Declaration permits the Trustees to redeem shares involuntarily only in certain limited circumstances. The Buying Funds Declaration expands the Trust’s authority to redeem a shareholder’s shares if SSIIT determines such redemption to be necessary or appropriate.

Certain Other Changes

7. Mechanics for Establishing or Abolishing a Series or Class. The Selling Funds Declaration provides that the establishment and designation of any series of SSGA Funds shall be effective upon the execution by a majority of the then Trustees of an amendment to the declaration of trust and that the Trustees may, at any time when there are no shares outstanding of any particular series of SSGA Funds, abolish such series by an amendment to the declaration of trust. The Selling Funds Declaration further provides that the establishment and designation of any class of a series of SSGA Funds shall be effective upon the execution by a majority of the then Trustees of an amendment to the declaration of trust or the adoption by vote or written consent of a majority of the then Trustees of a resolution setting forth such establishment and designation and that the Trustees may, at any time when there are no shares outstanding of any particular class of a series of the SSGA Funds, abolish such class by an amendment to the declaration of trust (if such class was established and designated by an amendment to the declaration of trust), or by vote or written consent of a majority of the then Trustees (if such class was established and designated by Trustee vote or written consent). Under the Buying Funds Declaration, to establish and designate new series or terminate a series, the Trustees are not required to amend the Buying Funds Declaration and file the amendment with the Secretary of The Commonwealth of Massachusetts. Rather, under the Buying Funds Declaration, the Trustees may establish and designate a new series or class by vote of the Trustees or by written consent, and may terminate a series or class by written notice to the affected shareholders. The Buying Funds Declaration is intended to ease the administrative burden and costs to SSIIT associated with organizing or terminating series or classes.

8. Uniform Trustee Standard of Care. The Selling Funds Declaration and the Buying Funds Declaration provide that a Trustee will not be personally liable except by reason of his or her “willful misfeasance, bad faith, gross negligence or reckless disregard” of the duties involved in the conduct of the office of Trustee. Section 2 of Article IX of the Buying Funds Declaration includes language to clarify that any Trustee who serves as chair or co-chair of the Board, a member or chair or co-chair of a committee of the Board, lead or assistant lead independent Trustee, if any, or an expert on any topic or in any area (including an audit committee financial expert), will not be subject to any greater standard of care or liability because of such position. Although the Selling Funds Declaration does not contain comparable language, SSGA Fund’s current Bylaws, which may be changed by the Trustees at any time and from time to time, provide that the conduct of a Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. The Buying Funds Declaration provides an extra safeguard for the Trustees of the Funds, making it clear that one standard of liability applies for all Trustees, without regard to designation of additional responsibilities or titles, or any actual or implied individual expertise or qualifications.

9. Indemnification of Trustees and Officers. Currently, the SSGA Funds’ Bylaws, which may be changed by the Trustees at any time and from time to time, govern SSGA Funds’ indemnification of Trustees, officers and other covered persons. The Buying Funds Declaration rather, incorporates the indemnification provisions into the declaration of trust. Under the Buying Funds Declaration, a covered person can not be indemnified with respect to any matter as to which such covered person shall have been finally adjudicated in a decision on the merits in any action, suit or other proceeding not to have acted in good faith in the reasonable belief that such covered person’s action was in the best interests of SSIIT or that such covered person’s action was at least not opposed to the best interests of SSIIT. A covered person also cannot be indemnified under the Buying Funds Declaration against any liability to SSIIT or its shareholders arising by reason of such covered person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such covered person’s office. In addition, the Buying Funds Declaration contemplates mandatory prepayment by SSIIT of certain expenses of a covered person if certain conditions are met. Further, the Buying Funds Declaration establishes procedures and approvals related to making certain determinations in connection with indemnification and prepayment of expenses.

Section 3 of Article VIII of the Buying Funds Declaration creates a rebuttable presumption in favor of a Trustee or officer in determining whether the Trustee or officer engaged in conduct for which indemnification is not available or whether there is reason to believe that the Trustee or officer ultimately will be found entitled to indemnification. The Buying Funds Declaration provides that, in making either of these determinations, the independent Trustees or independent legal counsel will afford the Trustee or officer a rebuttable presumption that the Trustee or officer acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or that his or her action was at least not opposed to the best interests of the Trust and has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties, a rebuttable presumption is consistent with SEC staff guidance. The Buying Funds Declaration both provides some certainty to Trustees and other indemnified persons as to the circumstances where they might be denied indemnification, and makes it less likely in most circumstances that a covered person will be denied indemnification.

10. Derivative Actions. Under certain circumstances, a shareholder of a corporate entity may have the right to bring a “derivative” action on behalf of the corporate entity, in the name of the corporate entity. The shareholder must typically first make demand on the corporate entity’s governing board, to provide the governing board the opportunity to determine on behalf of the entity whether or not to bring the action. The Selling Funds Declaration provides that a shareholder may not bring a derivative action on behalf of the Trust or any series thereof unless the shareholder has made a prior demand on the Trustees that they bring the action on behalf of the Trust or the applicable series and provides that the Trustees must consider such demand within 45 days of receipt. The Buying Funds Declaration modifies these provisions. The Buying Funds Declaration sets forth certain eligibility requirements for a shareholder to bring a derivative action and states that an eligible shareholder may not bring a derivative action on behalf of the Trust unless the shareholder has made a prior demand on the Trustees that they bring the action on behalf of the Trust or the affected series or class. The Buying Funds Declaration also provides that the Trustees who are independent for purposes of considering the demand must consider any demand within 90 days from the date the demand was made and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected series or class. In certain circumstances, the Trustees may extend the 90-day review period by 120 days. Under both the Selling Funds Declaration and the Buying Funds Declaration, in their sole discretion, the Trustees may submit the decision whether to reject a demand to a vote of shareholders of the Trust or any series or class, as appropriate. Under the Buying Funds Declaration, if the decision whether to reject such demand has been duly submitted to a vote of shareholders, the Trust must notify the complaining shareholder of the results of such shareholders’ vote, which shall be binding upon shareholders, within 180 days of the receipt of such demand. Under both the Selling Funds Declaration and the Buying Funds Declaration, any decision by the Trustees to bring or not to bring or to settle any action will be binding upon shareholders. The Buying Funds Declaration contains requirements and conditions to bringing a derivative action that limits the ability of shareholders to bring derivative actions to a greater extent than under the Selling Funds Declaration.

11. Direct Actions. The Buying Funds Declaration states that shareholders must obtain authorization from the Trustees to bring a direct action or claim for monetary damages. The Buying Funds Declaration sets forth the procedures for obtaining authorization to bring a direct action or claim and the procedures to be followed by the Trustees in considering such request. The Selling Funds Declaration does not contain a similar provision. As a result, the Buying Funds Declaration limits the ability of a shareholder to bring a direct action or claim against the Trust. Although a shareholder may not be required to obtain such authorization under Massachusetts law, the Buying Funds Declaration aims to establish procedures for direct actions similar to those proposed for derivative actions.

Additional Similarities and Differences

•	Under the Selling Funds Declaration, for the purpose of determining a record date, the Trustees may fix a date and time not more than 90 days prior to the date of a shareholder meeting. The Buying Funds Declaration removes these time limits and, therefore, gives the Trustees more discretion in setting record dates. As a result, the Trustees’ exercise of their authority to fix a record date for a shareholder meeting, including the procedures applicable thereto, is addressed in amended and restated Bylaws for SSIIT.

•	The Buying Funds Declaration includes provisions relating to the Trustees’ manner of acting whereas the Selling Funds Declaration does not (such provisions are found in the Bylaws for SSGA Funds).

•	Under the Selling Funds Declaration, each Trustee shall serve until the next meeting of shareholders called for the purpose of electing Trustees. The Buying Funds Declaration does not contain this same provision.

•	The Buying Funds Declaration includes provisions relating to shareholders’ right to inspect the books and records of the Trust. The Buying Funds Declaration provides that no shareholder shall have any right to examine any books or records of the Trust if the Trust determines that such examination will for any reason be adverse to the interests of the Trust. The Trust’s determination that the examination may be adverse to the interests of the Trust, and the refusal to permit examination, shall be binding upon the shareholders, and no suit, proceeding or other action shall be commenced or maintained after such decision to reject a demand for examination. The Selling Funds Declaration does not contain a similar provision.

Appendix B

Table 5 – Estimated Reorganization Costs, Combined Fund Net Assets and Pro Forma Increases or Decreases in Expenses (1)

Proposal 2 – SSGA Prime Money Market Fund into State Street Institutional Liquid Reserves Fund	Highest Annual Operating Expense Ratio (the Reorganization of only SSGA Prime Money Market Fund)	Lowest Annual Operating Expense Ratio (the Reorganization of SSGA Money Market Fund and SSGA Prime Money Market Fund)
Estimated Reorganization Costs	$251,072	$499,679
Combined Fund Net Assets as of the Date Indicated in Table 4	$52,893,757,432	$56,067,290,229

	Increase (Decrease)	Increase (Decrease)
Management fees (2)	$(6,250,444)	$(13,140,741)
Custodian fees (3)	$(247,653)	$(410,169)
Professional fees (3)	$(92,096)	$(166,315)
Distribution and/or Shareholder Service (12b-1) Fees (4)	$(1,688,717)	$(1,859,478)
Printing (3)	$(67,810)	$(184,406)
Other (5)	$3,374,110	$10,108,803

	(Increase) Decrease	(Increase) Decrease
Waiver and/or reimbursement of fund expenses (6)	$4,445,353	$4,790,252

Proposal 3 – SSGA U.S. Government Money Market Fund into State Street Institutional U.S. Government Money Market Fund
Estimated Reorganization Costs	$187,428
Combined Fund Net Assets as of the Date Indicated in Table 4	$18,169,571,673

Increase (Decrease)
Management fees (2)	$(5,886,121)
Custodian fees (3)	$(149,123)
Professional fees (3)	$(82,199)
Distribution and/or Shareholder Service (12b-1) Fees (4)	$(352,992)
Printing (3)	$(58,467)
Other (5)	$5,840,939

(Increase) Decrease
Waiver and/or reimbursement of fund expenses (6)	$294,361

Proposal 4 – SSGA U.S. Treasury Money Market Fund into State Street Institutional Treasury Plus Money Market Fund
Estimated Reorganization Costs	$257,893
Combined Fund Net Assets as of the Date Indicated in Table 4	$12,489,218,428

Increase (Decrease)
Management fees (2)	$(7,632,611)
Custodian fees (3)	$(22,318)
Professional fees (3)	$(114,487)
Distribution and/or Shareholder Service (12b-1) Fees (4)	$(1,773,263)
Printing (3)	$(66,378)
Other (5)	$4,125,327

(Increase) Decrease
Waiver and/or reimbursement of fund expenses (6)	$14,229,305

(1)	See “Fees and Expenses” in the Proxy Statement/Prospectus for more information.
(2)	Each Buying Fund has entered into an investment advisory agreement with SSGA FM pursuant to which SSGA FM will manage the Buying Fund’s assets directly, for compensation paid at an annual rate of 0.05% of the Buying Fund’s average daily net assets, in the event that the Buying Fund were to cease investing substantially all of its assets in its corresponding Portfolio or another investment company with essentially the same investment objectives and policies as the Buying Fund. SSGA FM does not receive any management fees from a Buying Fund under that agreement so long as the Buying Fund continues to invest substantially all of its assets in the corresponding Portfolio or in another investment company with essentially the same investment objectives and policies as the Buying Fund. SSGA FM places all orders for purchases and sales of the portfolios’ investments. For the year ended December 31, 2015, the effective management fee paid, reflecting certain fee waivers and expense reimbursements of SSGA FM, was 0.05% for Money Market Portfolio, 0.05% for U.S. Government Portfolio, and 0.03% for Treasury Plus Portfolio.
(3)	Adjustment reflects the elimination of duplicative services.
(4)	Adjustment reflects the change in the distribution agreement.
(5)	Adjustment reflects a difference between the fee structures of the funds, partially offset by the elimination of duplicative services.
(6)	Adjustment reflects the aggregate (increase) decrease in expense reimbursements and/or waivers by SSGA FM and its affiliates.